BB 7/7

06009168

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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AB 7/8

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23744 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**NORDBERG CAPITAL INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED JUL 07 2006 WASH. D.C. 185 SECTION

**641 LEXINGTION AVENUE**
(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**H. GERARLD NORDBERG, JR.** **212-753-9111**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**O'Connor Davies Munns & Dobbins, LLP**
(Name – *if individual, state last, first, middle name*)

| **60 East 42nd Street** | **New York** | **NY** | **10165** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BB

AB 7/8/06

# OATH OR AFFIRMATION

I, H. GERALD NORDBERG, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORDBERG CAPITAL INC., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

Chairman

Title

Sandra L. Williamson

Notary Public

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NORDBERG CAPITAL INC.

(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nordberg Capital Inc.

We have audited the accompanying statement of financial condition of Nordberg Capital Inc. as of March 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Nordberg Capital Group, Inc. at March 31, 2006, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

June 16, 2006
New York, NY

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

## NORDBERG CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 37,617 |
| Receivable from broker dealer-clearance account | 142,044 |
| Securities owned | 143,758 |
| Furniture, equipment and leasehold improvements | 21,950 |
| Other assets | 83,056 |
| Miscellaneous receivable | 138,904 |
| Total assets | $ 567,329 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 13,394 |
| Total liabilities | 13,394 |
| Stockholder's equity | |
| Common stock | 10,000 |
| Paid-in capital | 4,208,290 |
| Accumulated deficit | (3,664,355) |
| Total stockholder's equity | 553,935 |
| Total liabilities and stockholder's equity | $ 567,329 |

See notes to financial statements.

**NORDBERG CAPITAL INC.**

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2006

| | |
|---|---|
| Revenue | |
| Commissions | $ 150,901 |
| Interest and dividends | 4,540 |
| Gain on firm securities trading account | 18,512 |
| Investment banking fees and other | 49,200 |
| Total revenue | 223,153 |
| Expenses | |
| Employee compensation | 205,522 |
| Benefits | 77,696 |
| Clearance charges | 18,645 |
| Communications | 42,495 |
| Occupancy | 200,273 |
| Equipment rental | 13,664 |
| Taxes, other than income | 18,792 |
| Travel and entertainment | 82,928 |
| Professional fees | 33,672 |
| Other operating expenses | 92,366 |
| Total expenses | 786,053 |
| Net loss | $ (562,900) |

See notes to financial statements.

# NORDBERG CAPITAL INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED MARCH 31, 2006

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 10,000 | $ 3,573,290 | $ (3,101,455) | $ 631,835 |
| Capital contributed | | 485,000 | | 485,000 |
| Net loss | | | (562,900) | (562,900) |
| Balance, end of year | $ 10,000 | $ 4,058,290 | $ (3,664,355) | $ 553,935 |

See notes to financial statements.

**NORDBERG CAPITAL INC.**

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2006

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (562,900) |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Depreciation and amortization | 2,963 |
| Unrealized gains on securities | (84,521) |
| Change in net operating assets | (9,460) |
| Receivable from clearing broker | 1,047 |
| Other assets | 1,660 |
| Net cash (used in) operating activities | (651,211) |
| Cash flows provided by investing activities | |
| Proceeds from sales securities | 196,602 |
| Net cash (provided by) investing activities | 196,602 |
| Cash flows from financing activities | |
| Capital contributed | 485,000 |
| Net cash provided by financing activities | 485,000 |
| Net increase in cash and cash equivalents | 30,391 |
| Cash and cash equivalents, beginning of year | 7,226 |
| Cash and cash equivalents, end of year | $ 37,617 |

See notes to financial statements.

## NORDBERG CAPITAL INC.

## NOTES TO FINANCIAL STATEMENTS

### 1. Summary of Significant Accounting Policies

*Description of Business*

Nordberg Capital Inc. (the Company) is a wholly owned subsidiary of Nordberg Capital Group Inc. (the Parent). The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to an agreement between the Company and Bear Stearns & Co., Inc., all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis through Bear Stearns & Co., Inc. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Bear Stearns & Co., Inc.

*Securities Transactions*

Securities transactions and related commissions are recorded on a trade date basis.

*Securities Owned*

Securities owned are valued at market value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in net trading profit as shown in the statement of operations.

*Receivable from Clearing Broker*

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

*Furniture, Equipment and Leasehold Improvements*

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 1. Summary of Significant Accounting Policies

*Income Taxes*

The Company files a consolidated income tax return with its Parent. The Company also has an informal tax sharing agreement with the Parent which stipulates that taxes will be provided based upon the consolidated operating results of the Company and its Parent.

## 2. Securities Owned

As of March 31, 2006, a summary of securities is as follows:

| Investments | Shares | Cost | Market |
|---|---|---|---|
| Treasury Reserve Fund | 2,023 | $2,023 | $2,023 |
| OxiGene, Inc. | 30,000 | 53,800 | 140,700 |
| Psion plc | 333 | 3,414 | 1,035 |
| | | $59,237 | $143,758 |

## 3. Furniture, Equipment and Leasehold Improvements

As of March 31, 2006, furniture, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Furniture and equipment | $117,835 |
| Less: Accumulated depreciation and amortization | (95,885) |
| | $ 21,950 |

Depreciation and amortization expense during 2006 amounted to $2,963.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2006, the company had net capital of $351,072 which was $251,072 in excess of its required net capital. The company's net capital ratio was .05 to 1.

## 5. Income Taxes

The Company files its tax return on a consolidated basis with its Parent. The combined entities have a net operating loss carryforward of approximately $1,500,000. The deferred tax assets related to net operating loss carryforwards has been fully offset by an allowance account as it is more likely than not that this assest will not be realized.

## 6. Commitments

The Company leases office space on a month to month basis. Rent expense for the year ended March 31, 2006 amounted to approximately $200,273.

Additionally, the Company leases various office equipment on a monthly basis.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF MARCH 31, 2006

Schedule 1

**NORDBERG CAPITAL INC.**

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF MARCH 31, 2006

Net Capital

| | | |
|---|---|---|
| Total stockholder's equity | | $ 553,935 |
| Less: deductions and/or charges: | | |
| Non-allowable assets: | | |
| Miscellaneous receivable | $ 138,904 | |
| Furniture, equipment and leasehold improvements, net | 21,950 | |
| Other assets | 83,056 | 243,910 |
| Net capital before haircuts on securities positions | | 310,025 |
| Haircuts on securities | | |
| Trading and investment securities | | 37,751 |
| Net capital | | 272,274 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $100,000) | 100,000 |
| Excess net capital | 172,274 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total aggregate indebtedness liabilities | 13,500 |
| Percent of aggregate indebtedness to net capital | 5% |

Reconciliation of Computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) Filing

**Section II**

NORDBERG CAPITAL INC.

SCHEDULE OF COMPUTATION OF REVERSE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2006

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

**Schedule III**

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2006

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Nordberg Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Nordberg Capital Inc. (the "Company"), for the year ended March 31, 2006, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal. control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Nordberg Capital Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

June 16, 2006
New York, NY